551 Fifth Avenue • Suite 300 New York, NY 10176 Telephone: 212-297-9852 Facsimile: 800-689-7064 Joseph Yospe SVP- Corporate Controller and Chief Accounting Officer

November 12 , 2009

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Jessica Barberich, Assistant Chief Accountant

Re:	ABM Industries Incorporated Form 10-K as of October 31, 2008 Filed on December 22, 2008 File No. 001-08929

Ladies and Gentlemen:

In connection with the staff’s letter dated October 30, 2009, relating to the above-captioned Form 10-K, this will confirm my conversation with Jaime John of the Division of Corporation Finance that the date for responding to staff comments set forth in such letter is extended to November 20, 2009.

Please contact the undersigned at (212) 297- 9852 with any questions concerning the foregoing. The undersigned’s facsimile number is (800) 689- 7064.

Very truly yours,

/s/ Joe Yospe
Joe Yospe
SVP- Corporate Controller and
Chief Accounting Officer